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                           April 15, 2022

       Richard Ferrari
       Executive Chairman of the Board
       Tenon Medical, Inc.
       104 Cooper Court
       Los Gatos, CA 95032

                                                        Re: Tenon Medical, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 15,
2022
                                                            File No. 333-260931

       Dear Mr. Ferrari:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Item 16. Exhibits and Financial Statement Schedules.
       Exhibit 5.1, page II-4

   1. Please have counsel remove the assumption that the company will have sufficient authorized and unissued
shares of Common Stock at the time of the issuance of the Shares at the closing. Counsel
may not assume that the registrant has sufficient authorized shares. Refer to
Section II.B.3.a. of Staff Legal Bulletin No. 19.
 Richard Ferrari
FirstName   LastNameRichard Ferrari
Tenon Medical,   Inc.
Comapany
April       NameTenon Medical, Inc.
       15, 2022
April 215, 2022 Page 2
Page
FirstName LastName
        You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Jeffrey P. Wofford, Esq.